UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2012

Commission File Number: 0-29832

AUSTRALIAN-CANADIAN OIL ROYALTIES LTD.

(Translation of registrant’s name into English)

1301 AVENUE M, CISCO, TX 76437

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]    Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ]

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [  ]    No [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-              .

The information contained in Exhibits [99.1 and 101] of this Form 6-K is incorporated by reference as additional exhibits to the registrant’s registration statement on Form S-8: File No. 333-153684.

EXPLANATORY NOTE

Attached are the following exhibits:

99.1	Corporate information and financial statements for the three and six months ended June 30, 2012 with comparative statements for three and six months ended June 30, 2011.

101	The following materials from the financial statements of Australian-Canadian Oil Royalties Ltd. for the three and six months ended June 30, 2012 formatted in XBRL (Extensible Business Reporting Language): (i) Consolidated Balance Sheets; (ii) Consolidated Statements of Operations; (iii) Consolidated Statements of Cashflows; (iv) Notes to the Consolidated Financial Statements

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AUSTRALIAN-CANADIAN OIL ROYALTIES LTD.

Date: August 18, 2012	By: /s/ JESSE MEIDL
Name: Jesse Meidl
Title: Director

EXHIBIT INDEX

EXHIBIT NO.	DESCRIPTION

99.1	Corporate information and financial statements for the three and six months ended June 30, 2012 with comparative statements for three and six months ended June 30, 2011.

101	The following materials from the financial statements of Australian-Canadian Oil Royalties Ltd. for the three and six months ended June 30, 2012 formatted in XBRL (Extensible Business Reporting Language): (i) Consolidated Balance Sheets; (ii) Consolidated Statements of Operations; (iii) Consolidated Statements of Cashflows; (iv) Notes to the Consolidated Financial Statements